DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

March 11, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suying Li
    Lyn Shenk
    Cara Wirth
    Mara Ransom

Re:
Lionheart Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-4
Filed January 28, 2022
File No. 333-260969

Ladies and Gentlemen:

On behalf of our client, Lionheart Acquisition Corp. II (“LCAP” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated February 14, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 2 to Form S-4 Filed January 28, 2022

Cover Page
1

1.
Please tell us why you are not registering the issuance of other securities expected to be issued as part of the Business Combination, such as the Class V Common Stock. If you are relying upon an exemption, please tell us the basis for doing so.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the Company is registering only the 1,029,000,000 New Warrants to purchase Class A Common Stock and the shares of Class A Common Stock underlying the New Warrants.  The shares of Class V Common Stock included in the Up-C Units to be issued to the Members or their designees pursuant to the MIPA are not being registered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 thereunder (the “Exemption”).  Each of the Members (and any such applicable designee) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, and the transaction does not involve a public offering or any general solicitation or general advertising.

Furthermore, the Company believes the shares of Class V Common Stock to be included in the Up-C Units issuable to the Members or their designees are not eligible to be registered on the Amended Registration Statement because the Members made their investment decision with respect to such shares in connection with their entry into, and execution of, the MIPA.

Summary
Ownership of the Post-Combination Company, page 3

2.
We note your disclosure that 23,000,000 shares of Class A Common Stock are subject to redemption. Please revise to account for the 10,946,369 shares of Class A Common Stock that were redeemed in connection with the stockholder vote to approve the Extension here and throughout your disclosure where you reference that you “assume no redemptions by Public Stockholders.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure throughout the Amended Registration Statement to refer to a “no redemption scenario” that assumes no additional redemptions by Public Stockholders, after taking into account the 10,946,369 shares of Class A Common Stock redeemed and the approximately $109,469,789 withdrawn from the Trust Account in connection with the stockholder vote to approve the Extension Amendment, by adding the following or equivalent text where appropriate:

“Assuming no additional redemptions (after giving effect to the redemption of 10,946,369 shares of Class A Common Stock in connection with the Company stockholder vote to approve the amendment to the Company’s charter to extend the date by which the Company must complete an initial business combination from February 18, 2022 to August 18, 2022) (the “no redemption scenario”)…”

Unaudited Pro Forma Condensed Combined Financial Information, page 77

3.
Please tell us your consideration for reflecting the redemption of 10,946,369 shares of Class A Common Stock and the corresponding withdrawal of approximately $109,469,789 from your Trust Account in connection with the Extension in your pro forma information assuming no shares of Class A Common Stock are redeemed.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request and as described in our response to Comment 2, the Company has reflected the redemption of 10,946,369 shares of Class A Common Stock in the revised “no redemption scenario” throughout the Amended Registration Statement, including in the unaudited pro forma condensed combined financial information beginning at page 79 of the Amended Registration Statement.

Key Performance Indicators, page 164

4.
With respect to your Recovery Multiple, please state at which stage you record values under this metric. Please clarify whether the Recovery Multiple ties into the stages set forth in the Penetration Status of Portfolio metric.

Company Response:  The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 167 of the Amended Registration Statement to clarify that MSP records values under the Recovery Multiple only once it has recorded claims recovery income, either through the receipt of cash or recognition of accounts receivable on the claims, by adding the following text:

“For these purposes, we record values under the Recovery Multiple only once we have recorded claims recovery income either through the receipt of cash or recognition of accounts receivable on the claims.”

In addition, pursuant to the Staff’s request, the Company respectfully advises the Staff that it has revised the disclosure on page 168 of the Amended Registration Statement to clarify that because the Recovery Multiple is based on actual recoveries, this measure is not based on the Penetration Status of Portfolio, by adding the following text:

“Because the Recovery Multiple is based on actual recoveries, this measure is not based on the Penetration Status of Portfolio….”

5.
We note your amended disclosure in response to comment 5 that states that the aggregate amount that you may potentially recover as revenue is calculated by multiplying Paid Value of Potentially Recoverable Claims by the Recovery Multiple. Please tell us how you account for the variation in statutory recovery amounts (ex. double damages or $1,000 per day fines) when calculating the amount that you may potentially recover as revenue. To the extent applicable, please consider whether there are estimates or assumptions underlying the metric or its calculation, and whether disclosure of such items is necessary for the metric not to be materially misleading.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that, as described in our response to Comment 3, the disclosure on page 167 has been modified to clarify that the Recovery Multiple is a measure of actual recoveries on claims recovery rights relative to the Paid Amount of those claims. Further, the Company has disclosure to clarify that MSP has the potential to recover in excess of the Paid Amount. Accordingly, the Company respectfully advises the Staff that the Recovery Multiple will show what MSP has achieved in historical periods based on actual results, and the aggregate amount that MSP may potentially recover is not per se calculated by multiplying Paid Value of Potentially Recoverable Claims by the Recovery Multiple. Because this measure will serve as a measure of actual results and is not a measure of future recoveries, the Company further advises the Staff that the Recovery Multiple does not attempt to account for the variation in statutory recovery amounts, other than what has actually been obtained, and that there are no estimates or assumptions underlying the calculation of the Recovery Multiple.

6.
For Paid Value of Potentially Recoverable Claims, Recovery Multiple, and Penetration Status of Portfolio, please include a statement indicating the reasons why the metric is useful to investors and indicate how management uses the metric in managing or monitoring company performance. Refer to Release No. 33-10751.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 166, 167 and 168 of the Amended Registration Statement to reflect the Staff’s comment, by adding the following language:

Total Paid Amount: “Management believes this metric is a useful measure to investors and in managing or monitoring company performance because we view an increase in Paid Amount as a positive indicator as it should provide the Company with the ability to increase the Paid Value of Potentially Recoverable Claims. Conversely, a decrease would produce a diminishing expectation of the Paid Value of Potentially Recoverable Claims.”

Paid Value of Potentially Recoverable Claims: “Management believes this measure provides a useful baseline for potential recoveries, but it is not a measure of the total amount that may be recovered in respect of potentially recoverable claims, which in turn may be influenced by any applicable potential statutory recoveries such as double damages or fines, as described below. We believe our ability to generate future claims recovery income is largely dependent on our ability to accurately identify potentially recoverable claims through our data analytics and ultimately recover on these claims. Management believes this metric is a useful measure to investors and in managing or monitoring company performance because we view an increase in PVPRC as a positive indicator as it should provide the Company with the ability to increase claims recovery income and otherwise shows growth.”

Billed Value of Potentially Recoverable Claims: “Management believes this metric is a useful measure to investors and in managing or monitoring company performance because we view an increase in BVPRC as a positive indicator as it should provide the Company with the ability to increase claims recovery income and otherwise shows growth.”

Recovery Multiple: “Management believes this metric is useful to investors and in managing or monitoring company performance because the Recovery Multiple provides a measure of the Company’s ability to recover on its claims recovery rights. A Recovery Multiple above 1x would illustrate the Company’s ability to collect in excess of the Paid Amount.”

Penetration Status of Portfolio: “Management believes this metric is useful to investors and in managing or monitoring company performance because it provides insight as to the estimated share of the market that is covered by existing recovery efforts. We estimate that cases that are in the potential resolution discussions and/or data matching are closer to generating potential future claims recovery income.”

Background of the Business Combination, page 186

7.
We note your amended disclosure in response to comment 8. Please describe the internal management financial model that was used with respect to your evaluation of MSP’s internal valuation estimate and describe the method for valuing the post-closing transaction consideration amount. Also, please disclose how you determined to value the governmental claims rights held by MSP WB, LLC.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that it relied on the financial model supplied by MSP and its advisors relative to its evaluation of the Company. While the Company and its professional advisors performed due diligence on the MSP Model, at no time did the Company or any of its professional advisors develop a separate financial model or valuation estimate of the MSP business or the Government Claims Portfolio.  In connection with the Staff’s comment, the Company has added the following language to clarify this issue, at page 191 of the Registration Statement:

“While the Company and its professional advisors performed due diligence on MSP’s business model and financial information, at no time did LCAP or any professional advisor develop a separate financial model.”

The Company also respectfully advises the Staff that the disclosure above is included on page xiii of the Amended Registration Statement.

In addition, the Company has revised the disclosure on page 191 of the Amended Registration Statement to remove references a “post-closing transaction adjustment,” because the Letter of Intent did not contemplate any post-closing transaction adjustment based on an earn out, trading price or other metrics. Instead, the Letter of Intent contemplated an escrow of 5.0 million shares (or $50.0 million in value, based upon the initial public offering price and historic trading price of the Company’s common stock) solely to secure MSP Members’ indemnification obligations.  The applicable language now reads:

“The Letter of Intent also contemplated an escrow of 5.0 million shares (or $50.0 million in value, based upon the initial public offering price and historic trading price of the Company’s common stock) to secure MSP Members’ indemnification obligations, and prescribed a 60-day mutual exclusivity period terminating on May 13, 2021.”

Further, with respect to the Company’s evaluation of MSP’s internal valuation estimate, including with respect to the governmental claims rights held by MSP WB, LLC (and with respect to comment 8), the Company has included the following new disclosure in the Amended Registration Statement, beginning at page 196, as repeated below:

Valuation of the Business

During negotiation of the Business Combination, MSP management and its advisors provided various financial information, including projections, relating to the current and anticipated business of MSP. Presentations and negotiations through the beginning of March 2021 were largely based on discussions between the CEO of MSP, John Ruiz, and the CEO of LCAP, Ophir Sternberg, with Mr. Ruiz verbally summarizing financial information and expectations around valuation as part of his discussion of the overall business thesis of MSP. In March, MSP provided to LCAP a written version of the MSP Model and in April MSP provided to LCAP a more refined version of the MSP Model derived from its work with its advisor KBW.

The parties referred to the MSP Model for purposes of negotiating the purchase price of the transaction. While the Company and its professional advisors performed diligence on the MSP Model, as more fully described in “—Background of the Business Combination”, at no time did the Company or any of its professional advisors develop a separate financial model for MSP and no such advisor has independently prepared a valuation or rendered a fairness opinion in connection with the Business Combination.

Valuation Models

Typically, companies are valued using one or more of the following models:

The Comparable Companies Approach

The Comparable Companies Approach is a valuation methodology that provides an estimation of fair market value by comparing various public data (dividend yield, price/earnings multiples, etc.) taken from a group of public companies to the target company’s similar information.

Precedent Transactions Approach

The Precedent Transactions Approach is a valuation technique that provides an estimate of fair market value based on market prices realized in actual arms-length transactions and on asking prices for assets or businesses. The valuation process is a comparison and correlation between the subject asset or business and other similar assets or businesses. Considerations such as time and condition of sale and terms of agreements are analyzed for similar assets and are adjusted to arrive at an estimation of the fair market value of the subject asset or business.

The Income Approach (Discounted Cash Flow Analysis)

The Income Approach is a valuation technique that provides an estimation of the fair market value of an asset or business based on the cash flows that an asset or business can be expected to generate over its remaining useful life. The Income Approach begins with an estimation or forecast of the annual cash flows a market participant would expect the subject asset or business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are added to the present value equivalent of the residual/terminal value (if any) of the asset or business at the end of the discrete projection period to arrive at an estimate of fair market value of the business or asset.

The Company and its advisors did not believe that there were sufficient data sets available to utilize the Comparable Companies Approach or Precedent Transactions Approach in evaluating the Business Combination, given the unique nature of the business of MSP and lack of comparable companies or transactions to analyze. Accordingly, the Company and its advisors applied the Income Approach to the MSP Model provided by MSP. Although the Company did not deem any company or category of companies sufficiently comparable to perform a fulsome Comparable Companies Approach, the Company identified three broad categories of companies, described below, that contained some level of business comparability for purposes of the Company developing discount rates for MSP’s core business and Governmental Claims Portfolio, as well as a terminal value for MSP’s core business. The Company used the same discount rates for MSP’s core business and Government Claims Portfolio because it believes that the assets—insurance-based claims—contained in those portfolios are sufficiently similar to warrant this treatment. However, the Company did not assume a terminal value for the Government Claims Portfolio because it is a distinct, fixed asset portfolio, and is not an ongoing business like MSP’s core business.

The Company determined the following three groups of companies have sufficient elements of comparability to MSP to warrant use of their derived discount rates and terminal values: insurance and healthcare disruptors, such as Teledoc Health, Inc. and Oak Street Health, Inc; data analytics and information services businesses, such as Experian and Verisk; and asset managers, such as Apollo Global Management and Brookfield Asset Management. In selecting companies within each category, the Company considered each company’s size, growth outlook, capital requirements, and profit margins, among other characteristics.

Application of the Income Approach (Discounted Cash Flow Analysis)

In connection with its valuation analysis, the Company analyzed the estimated future unlevered free cash flows for both the MSP core business and the Governmental Claims Portfolio for the fiscal years ending December 31, 2020 through December 31, 2030. Unlevered “free cash flow” is defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a rate of return for a company exhibiting characteristics similar to MSP.

The Company considered a number of factors in determining the discount rate, including: (1) MSP’s stage in the cycle of management’s business plan, (2) MSP’s projected financial performance and growth, and (3) the risks facing MSP in order to achieve the projected results, including execution risk and competitive risks, among others. Company management believes that this range of discount rates is consistent with the rate of return that a security holder could expect to realize on alternative investment opportunities with comparable companies and similar risk profiles.

For both MSP’s core business and the Governmental Claims Portfolio, the Company used discount rates ranging from 10% to 16%. For purposes of MSP’s core business, the Company estimated the net present value of all cash flows attributable to MSP after fiscal year 2030 (the “Terminal Value”) using a terminal earnings multiple range of 5x to 10x.

Based on these assumptions, the Company’s discounted cash flow analysis resulted in an estimated enterprise value range for MSP of $22.5 billion to $42.9 billion, with MSP’s core business representing the majority of this value ($22.5 billion to $32.9). Based on this enterprise value range, the Company estimated MSP’s equity value to range from $22.3 to $42.7 billion, after taking into account cash of $17.0 million and the absence of debt. The purchase price of $32.5 billion, assuming a share value of $10 per share, is within such range.

8.
We note your amended disclosure in response to comment 9. Please name the broad group of companies that the LCAP management believed to be most comparable to MSP and describe the bases for choosing such companies. Please also describe the methodology that the LCAP management used to develop the appropriate range of discount rates and terminal multiples to be applied in the valuation analysis. Please explain why the discount rates derived from the comparable companies were applied to the Governmental Claims and explain why no terminal values were assumed.

Company Response: The Staff’s comment is noted.  The Company respectfully refers the Staff to our response in Comment 7, which excepts the new section from the Amended Registration Statement entitled “Valuation of the Business,” beginning on page 196. Such new section: (i) identifies three groups of companies that the Company believes to have sufficient elements of comparability to MSP to warrant use of their discount rates and terminal values, and names several of the companies within each category; (ii) provides the basis for selection of those companies; (iii) provides the methodology used to develop the range of discount rates and terminal values employed, (iv) explains why the same discount rates were employed in both the ongoing business of MSP as well as its Government Claims portfolio; and (iv) explains why no terminal value was ascribed to MSP’s fixed and distinct Governmental Claims portfolio.

9.
We note your disclosure on page 192 that Brattle prepared a report on its findings to present to the LCAP Board as part of its review and approval of the Business Combination. Please provide the information required by Item 1015(b) of Regulation MA and file any written materials, as well as Brattle’s consent, as exhibits.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that it does not believe that the Brattle Group presentation constitutes a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 14(b)(6) of Schedule 14A. The Brattle Group presentation was limited only to due diligence considerations of the business of MSP, which the Company’s Board and its representatives considered as one of many factors in arriving at its recommendation to approve the transaction. The applicable language on page 194 of the Amended Registration Statement reads:

“Brattle presented its findings from the due diligence it performed on the MSP Model to the LCAP Board, concluding that; (x) MSP’s recovery strategy was sound, subject to timing variability based on defendant litigation strategy, (y) the recovery multiple assumptions were backed by applicable statutes, and (z) costs were contained under the contingency fee arrangement.”

The presentation did not contain any valuation analysis or opinions or otherwise opine on the fairness or amount of consideration to be paid in connection with the Business Combination and the Company has added the following statement on page 194 of the Amended and Registration Statement:

“Brattle did not provide LCAP with a valuation of MSP or a fairness opinion in connection with the Business Combination.”

The Company further respectfully advises the Staff that Brattle’s presentation did not opine on the reasonableness of the terms of the Business Combination and none of the advisors who provided the presentation arrived at or provided any independent conclusions or made any recommendations regarding the value or soundness of the transaction. The Brattle Group’s presentation was prepared to assist LCAP in its due diligence review of certain aspect of MSP Recovery’s business based on Brattle Group’s relevant litigation expertise including Medicare accident claims, litigation and settlements. For the reasons stated above the Company believes that the presentation is not a report, opinion or appraisal materially relating to the transaction.

Interests of MSP’s Directors and Executive Officers in the Business Combination Service Fee Account Loan, page, 203

10.
We note your amended disclosure in response to comment 10. Please state the material terms of the loan, including the interest that would be owed on the loan and the repayment schedule.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 207 of the Amended Registration Statement to reflect the Staff’s comment, as follows:

“Pursuant to the MIPA, the loan shall be made on terms no less favorable to the MSP Purchased Companies than: (i) bearing interest (computed on the basis of a year of 365 or 366 days, as applicable, and the actual days elapsed) at a rate per annum equal to 4.0%, payable in arrears on the last business day of each quarter and at maturity, (ii) maturing on the day that is six months from the Closing Date (or, if such day is not a business day, the next succeeding business day); provided that such date may be extended, at the option of the borrower, for up to three successive six month periods (for a total of 24 months) and (iii) being prepayable by the borrower at any time, without prepayment penalties, fees or other expenses.”

General

11.
Please revise your Summary and Risk Factor to highlight that the New Warrants are not typical of other, similar business combination transactions. Also, please revise your risk factors to state any associated risks with the fact that the issuance of New Warrants may not be effective in achieving its stated purpose of deterring redemptions by your current public stockholders.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the issuance of New Warrants is not intended to deter redemptions, but rather to provide additional consideration to holders of Class A Common Stock that do not redeem their shares of Class A Common Stock. As a result, the Company has revised the disclosure in the Amended Registration Statement, by adding the following language or equivalent text where appropriate:

“In connection with the Business Combination and to provide additional consideration to holders of Class A Common Stock that do not redeem their shares of Class A Common Stock …”;

In addition, the Company has revised the disclosure in the risk factor, on page 78 of the Amended Registration Statement, by adding the following language:

“Although the New Warrants are intended to provide additional consideration to holders of Class A Common Stock that do not redeem their shares in connection with the Business Combination, such holders may ultimately decide to forego such additional consideration and redeem their shares of Class A Common Stock.”

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Ophir Sternberg, President and Chief Executive Officer, Lionheart Acquisition Corp. II